Filed Pursuant To Rule 433
Registration No. 333-167132
August 12, 2010
BROADCAST TRANSCRIPT from CNBC’s Closing Bell of Interview with Jim Ross, senior managing director at State Street Global Advisors on August 11, 2010
BOB PISANI, co-anchor:
Now, outside of equities, investors are piling up on gold. Take a Look at the SPDR gold trust ETF—that’s GLD. It’s recorded the largest net new inflows across the SPDR ETF family this year, totaling $6.2 billion. Assets are topping $50 billion. That’s up 25 percent year to date. If you do the math, it’s now the second biggest ETF around. The SPDR’s number one, SPY. Clearly, investors are finding safety in gold and straight down the data. And the road ahead for ETFS, the man behind the SPDR’s, Jim Ross, senior managing director at State Street Global Advisors. So we’ve—all right, gold’s hot. We saw massive inflows into the GLD a little earlier. Are we still getting inflows even as the prices are holding up around 1200?
Mr. JIM ROSS (State Street Global Advisors): You know, as always, we—with that product we see inflows, we see some outflows. Recently (unintelligible due to mumbling of speaker) saw about $1 billion in outflow, but that’s not surprising. Because that product will have a tendency to fluctuate. We’re finding out what’s going on with the equity markets. Tend to be when they get a little stronger the GLD will get a little weaker. I think we’re probably going to see a turn around in that very shortly based on where the markets have been in the last couple of weeks.
PISANI: I know you’re wondering about the price.
AMANDA DRURY, co-anchor:
Yeah, I was asking this during the ad break. I mean, what’s the deal with the price? We’re sitting just below q200. We can’t seem to convincingly have a break and hold above that mark. We’re only gaining by $3 today, despite all the uncertainties in the market. What is it, is it the strength of the US dollar, is it the lack of inflation?
Mr. ROSS: I think it’s probably a combination of all of those things. Now, gold has many different factors that actually impact—impact that price. Supply and demand of the gold of the actual metal itself. Jewelries, sales, all sorts of things around the globe. So that is a really global demand question.
DRURY: And less demand. And the demand is low right now?
Mr. ROSS: Well, no, the demand is actually I think is good. There’s some supply and demand questions in the market place. But I think continually we continually see the price; it has broken through 1200 sometimes—it seems to come back down—but I think there’s still a lot of broad-based investors who really want to have positions in gold. And we’ve actually talked to some recent financial advisers who are actually increasing their position from an investment perspective in more of a fundamental long-term position that they’re holding in now.
PISANI: Don’t you like being an expert in gold all of a sudden? It’s tough, isn’t it?
Mr. ROSS: I do like being an expert in gold.
PISANI: What this guy is is he’s an expert in exchange traded funds, ETFs, one of the great ones in the country. Let me ask you about what else is going on in the ETF universe. Bonds still inflows...
Mr. ROSS: Yes.
PISANI: ...into ETFs...

Mr. ROSS: Yes.
PISANI: ...for bonds, despite the ridiculously low yields, there’s no—there’s no sign of letting up.
Mr. ROSS: You know—
PISANI: This is now—this story is two years old.
Mr. ROSS: It’s two-plus years old. And we’ve seen it across the spectrum of bonds too, so we continue to see flows into the high yield end of the curve. So really some places that do have some yield. But we also continue to see people moving into the defensive positions on the short-term side. I think early in the year there’s a lot of concerns about moves in rates; I think there’s probably less for concern about that today. But we still see demand into the short-term corporate, short-term muni side. But once again, it’s pretty much across the spectrum. Significant amount of volatility in what I’ll call the international ones, so the international treasury, international tips have had some volatility throughout the year, I think mainly because some of the things going on with the European bonds.
PISANI: 1,000 ETF products now. I think we just passed it a little while ago. And not just with State Street...
Mr. ROSS: Yes.
PISANI: ...but 1,000 altogether.
Mr. ROSS: I think we’re close to that—
PISANI: Are there too many ETFs out there? Is there anything we need that we don’t have?
Mr. ROSS: It’s always tough we need (sic) that we don’t have, I just don’t know what they are yet.
DRURY: Something we haven’t (unintelligible due to crosstalk).
Mr. ROSS: There might be—there are probably stuff we have that we don’t need too, but I think it’s always a good question to challenge the industry on that.
PISANI: All right, Jim Ross, always a pleasure to see you. State Street...
Mr. ROSS: Bob, great to see you.
PISANI: ...let us know as soon as you got any new products out there.
Mr. ROSS: I will.
PISANI: For more on how ETFs can help you and make up an investment portfolio, check out our six “Model ETF Portfolios.” We worked hard on this one, folks. Exclusively on my blog. That’s Tradertalk.CNBC.com.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.